ATEL 14, LLC
                       600 California Street, Sixth Floor
                             San Francisco, CA 94108


                               September 29, 2009



Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

         RE:      ATEL 14, LLC
                  SEC File No. 333-159578


Dear Sir or Madam:

     Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that effectiveness of its registration statement on Form S-1 be accelerated to October 1, 2009, or as soon thereafter as practicable.

     In that regard, the undersigned registrant hereby acknowledges that:

     - should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
     - the action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
     - the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                           Very truly yours,


                           ATEL 14, LLC

                           By:   ATEL 14 Associates, LLC, Manager


                                 By:   /s/ DEAN L. CASH
                                       -------------------------
                                       Dean L. Cash
                                       Chief Executive Officer

                           ATEL SECURITIES CORPORATION
                       600 California Street, Sixth Floor
                             San Francisco, CA 94108


                               September 29, 2009




Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

         RE:      ATEL 14, LLC
                  SEC File No. 333-159578

Dear Sir or Madam:

     Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that effectiveness of its registration statement on Form S-1 be accelerated to October 1, 2009, or as soon thereafter as practicable.

     In this connection, and pursuant to Rule 418(a)(7), we hereby advise you as follows with respect to the distribution of preliminary prospectuses:

(i) the preliminary prospectuses were dated May 29, 2009, July 15, 2009,and September 8, 2009;

(ii) the preliminary prospectuses were distributed during the period from approximately May 29, 2009 to the date hereof;

(iii) the  preliminary   prospectuses  were  furnished  to approximately 50 - 60
      broker-dealers as prospective members of the selling group;

(iv) a total of approximately 50 - 60 of the preliminary prospectuses were distributed to such broker-dealers;

(v) except as set forth herein, no other preliminary prospectuses were distributed to any person; and

(vi) the registered securities will be offered and sold only by means of the final prospectus.

     We undertake in connection with the subject offering to comply in all respects with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, and to take all reasonable steps to assure that participating broker-dealers

Securities and Exchange Commission
September 29, 2009
Page 2


comply therewith, and, further, to take all reasonable steps to assure that no subscriptions are accepted from any person until at least 48 hours after such person has received a copy of the final prospectus. The undersigned will not accept as binding on the purchaser any executed contract for the purchase of the securities covered by the above-referenced registration statement until at least 48 hours after such purchaser has been furnished a copy of the final prospectus.


                           Very truly yours,


                           ATEL Securities Corporation



                           By:    /s/ DEAN L. CASH
                                  -------------------------
                                  Dean L. Cash, Chief Executive Officer